UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

GFL Environmental Inc.
(Name of Issuer)

Subordinate voting shares, no par value
(Title of Class of Securities)

36168Q104
(CUSIP Number)

December 31, 2021
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 36168Q104

1		NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 301,891
	6	SHARED VOTING POWER 26,271,836
	7	SOLE DISPOSITIVE POWER 301,891
	8	SHARED DISPOSITIVE POWER 26,271,836
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,573,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	□
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36168Q104

1		NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,222,749
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,222,749
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,222,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	□
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36168Q104

1		NAME OF REPORTING PERSONS Magny Cours Investment Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,222,749
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,222,749
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,222,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	□
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36168Q104

Item 1(a) Name of Issuer

GFL Environmental Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

Item 2(a) Name of Persons Filing

GIC Private Limited
GIC Special Investments Private Limited
Magny Cours Investment Pte Ltd.

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore
GIC Special Investments Private Limited – Republic of Singapore
Magny Cours Investment Pte Ltd. – Republic of Singapore

Item 2(d) Title of Class of Securities

Subordinate voting shares, no par value.

Item 2(e) CUSIP Number

36168Q104

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 36168Q104

Item 4 Ownership

Ownership information with respect to GIC Private Limited (“GIC PL”), GIC Special Investments Private Limited (“GIC SI”) and Magny Cours Investment Pte Ltd. (“Magny Cours” and together with GIC PL and GIC SI, the “Reporting Persons”) is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.
Calculations of the percentage of subordinate voting shares of the Issuer beneficially owned assume 321,334,101 subordinated voting shares outstanding as of September 30, 2021, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 4, 2021.  Each of the Reporting Persons may be deemed to be the beneficial owner of the subordinated voting shares listed on such Reporting Person’s cover page.
GIC PL directly holds 350,978 subordinate voting shares of the Issuer.
GIC PL is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC PL has the sole power to vote and power to dispose of 301,891 subordinate voting shares beneficially owned by it. GIC PL shares power to vote and dispose of 49,087 subordinate voting shares beneficially owned by it with MAS.

By virtue of certain rights that Magny Cours has with respect to its investment in GFL Borrower II (Cayman) LP (“GFL Borrower”), Magny Cours may be deemed to share dispositive power over 26,222,749 subordinate voting shares of the Issuer held by GFL Borrower with GFL Borrower.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is a member of a group with GFL Borrower, GFL Borrower GP II (Cayman), Ltd as general partner of GFL Borrower or any of their respective affiliates for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).  Each of GFL Borrower GP II (Cayman), Ltd, GFL Borrower and the Reporting Persons and their respective affiliates are separately making a Schedule 13G filing reporting the subordinated voting shares they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any subordinated voting shares that may be deemed to be beneficially owned by GFL Borrower, GFL Borrower GP II (Cayman), Ltd and their respective affiliates.

Magny Cours is wholly owned by GIC SI. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore's foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. Consequently, GIC PL and GIC SI may also be deemed to share dispositive power with Magny Cours over the 26,222,749 subordinate voting shares of the Issuer held by GFL Borrower.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

Not applicable.

CUSIP No. 36168Q104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 11, 2022.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title	Senior Vice President

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title	Director

MAGNY COURS INVESTMENT PTE LTD.

By:	/s/ Alex Moskowitz
Name:	Alex Moskowitz
Title:	Authorized Signatory

CUSIP No. 36168Q104

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement

CUSIP No. 36168Q104

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the subordinate voting shares of GFL Environmental Inc., an Ontario corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 11, 2022.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
Name:	Celine Loh Sze Ling
Title	Senior Vice President

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title	Director

MAGNY COURS INVESTMENT PTE LTD.

By:	/s/ Alex Moskowitz
Name:	Alex Moskowitz
Title:	Authorized Signatory